N E W S R E L E A S E

 June 5, 2018

Nevsun Breaks Ground on Exploration Decline and
Provides Update on the Timok Project

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) is pleased to announce that a ground breaking ceremony took place yesterday at the Timok Upper Zone (Cukaru Peki) project in Bor, Serbia, commemorating the start of construction of the exploration decline.

The ceremony was attended by a number of Serbian and international dignitaries including the Prime Minister of the Republic of Serbia, Ana Brnabić; the Minister of Mining and Energy, Aleksandar Antić; the President of Bor Municipality, Aleksandar Milikić; and the Ambassador of Canada to Serbia, H.E. Kati Csaba; as well as members of Nevsun’s Board of Directors and Senior Management.

Serbia’s Minister of Mining and Energy, Aleksandar Antić, said, “The Ministry of Mining and Energy confirms its continued support to Nevsun and the Cukaru Peki project. We are committed to supporting Nevsun as it rapidly advances the project toward production.”

Nevsun’s CEO, Peter Kukielski, said “Commencing construction of the exploration decline on one of the world’s best undeveloped copper projects is a significant milestone for the Company. Support from all levels of the Serbian government as well as local stakeholders have been instrumental in helping achieve this historic event on this world-leading project. We look forward to unlocking significantly more value for our shareholders and stakeholders as we advance toward construction of the Timok Upper Zone, a much-anticipated initial resource for the Lower Zone, and ongoing regional exploration on our highly prospective land package.”

June 4, 2018: Timok Upper Zone Ground Breaking Ceremony attended by Serbian and International dignitaries as well as members of Nevsun’s Board of Directors and Senior Management.

Timok (Cukaru Peki) Upper Zone Update

Contracts for the portal preparation and decline development have been awarded. The contractor for portal preparation has mobilized to site and the approximate eight-week work program has begun. Once preparation is complete, the decline contractor will construct the portal and begin decline development.  The project is expected to be completed in approximately twenty-four months, including development of diamond drilling platform bays at depth and a lateral drift into the high-grade portion of the orebody for bulk sampling.

As previously stated with our Q1 2018 results, one hundred percent of the land required for the development of the exploration decline and 63% of the private land required for construction of the project has been acquired.

The feasibility study on the Upper Zone remains on schedule for completion in mid-2019. The Company is in the process of updating the PFS to further define parameters around the ramp up scenario previously discussed in the March 28th PFS News Release. This scenario focuses on de-risking the project by reducing initial capital and mill throughput in the early years. Initial production would start at 1.6 million tonnes per annum and ramp up to 3.2 million tonnes per annum.  The Company believes this option could save up to $100 million in up-front project capital.  The Company expects to release the results of this updated scenario in the fall of 2018, if it becomes the basis of the full feasibility study.

Nevsun continues to engage with a wide range of capital providers, including discussions with potential strategic partners who are able to provide both capital and technical, political and/or product offtake/marketing support.

Regional drilling, focused on high grade Upper Zone style mineralization, has recommenced with three rigs mobilized in late May. Drilling will initially be focused on the area identified in the January 16th release, 500 meters to the east of the currently defined Upper Zone mineralization, including hole TC170189 which returned 2.93% Cu and 2.54 g/t Au over 27 meters.

Timok (Cukaru Peki) Lower Zone Update

The Company is nearing completion on the work associated with the initial 43-101 compliant resource on the Timok Lower Zone, a joint venture with Freeport-McMoRan Exploration Corporation. As announced late March, the recently completed $20 million drill program continued to demonstrate the potential world class nature of the deposit. A clearer picture of value will emerge with the initial resource estimate to be released mid-year.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PFS on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PFS will be realized. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com